SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Allergan, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

018490102

(CUSIP Number)

Valeant Pharmaceuticals International, Inc.

Robert R. Chai-Onn

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8B

(514) 744-6792

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018490102

1.	NAME OF REPORTING PERSON Valeant Pharmaceuticals International, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 28,878,538
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 597,431
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,878,538
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%[1]
14.	TYPE OF REPORTING PERSON (see instructions) HC

(1)	This calculation is based on 299,108,984 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc. (the “Issuer”) outstanding as of March 11, 2014 as reported in the Issuer’s definitive proxy statement filed on March 26, 2014.

CUSIP No. 018490102

1.	NAME OF REPORTING PERSON Valeant Pharmaceuticals International
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 28,878,538
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 597,431
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,878,538
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%[1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	This calculation is based on 299,108,984 shares of Common Stock outstanding as of March 11, 2014 as reported in the Issuer’s definitive proxy statement filed on March 26, 2014.

This Amendment No. 1 relates to the Schedule 13D filed on April 21, 2014 (the “Original 13D”), by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of British Columbia (“Valeant”), and Valeant Pharmaceuticals International, a Delaware corporation and a wholly owned subsidiary of Valeant (“Valeant USA” and, together with Valeant, the “Reporting Persons”), relating to common shares, par value $0.01 (the “Common Stock”), of Allergan, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Original 13D is amended and restated as follows:

On April 22, 2014, Valeant delivered to the Issuer’s Chairman and Chief Executive Officer a letter proposing a merger. The letter disclosed that Valeant has received a commitment for the debt financing contemplated by the proposed transaction obtained from Barclays and Royal Bank of Canada. Attached to that letter was a draft merger agreement for the proposed transaction. On the same day, Valeant issued a press release announcing the proposal. The letter (including the attachment) and press release are filed as Exhibits 99.1 and 99.2 hereto and are incorporated herein by reference. In connection with the delivery of the letter and related documents, Valeant held an investor conference on April 22, 2014 and made available an investor presentation, which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

The Reporting Persons expect to engage in discussions with the Issuer’s management, board of directors, stockholders and other relevant parties regarding a business combination transaction between Valeant and the Issuer, with the goal of consummating a business combination transaction as promptly as practicable. The Valeant proposal is subject to negotiation and execution of a definitive agreement containing customary conditions.

In the course of pursuing a business combination transaction between Valeant and the Issuer or thereafter, the Reporting Persons may consider, propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Valeant Pharmaceuticals International, Inc. letter to the Chairman and Chief Executive Officer of the Issuer (including the attachment), dated April 22, 2014, incorporated by reference to Valeant’s filing under Rule 425 on April 22, 2014 (Film No. 14776095, filed at 15:00:36).

Exhibit 99.2 – Valeant Pharmaceutical International, Inc. press release, dated April 22, 2014, incorporated by reference to Valeant’s filing under Rule 425 on April 22, 2014 (Film No. 14776119, filed at 15:07:11).

Exhibit 99.3 – Investor presentation materials, dated April 22, 2014, incorporated by reference to Valeant’s filing under Rule 425 on April 22, 2014 (Film No. 14775262, filed at 8:00:03).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment is true, complete and correct.

Dated: April 22, 2014

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert R. Chai-Onn
Name: Robert R. Chai-Onn Title: Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert R. Chai-Onn
Name: Robert R. Chai-Onn Title: Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Document Description

99.1	Valeant Pharmaceuticals International, Inc. letter to the Chairman and Chief Executive Officer of the Issuer (including the attachment), dated April 22, 2014, incorporated by reference to Valeant’s filing under Rule 425 on April 22, 2014 (Film No. 14776095, filed at 15:00:36).

99.2	Valeant Pharmaceutical International, Inc. press release, dated April 22, 2014, incorporated by reference to Valeant’s filing under Rule 425 on April 22, 2014 (Film No. 14776119, filed at 15:07:11).

99.3	Investor presentation materials, dated April 22, 2014, incorporated by reference to Valeant’s filing under Rule 425 on April 22, 2014 (Film No. 14775262, filed at 8:00:03).